Monthly Report - February, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $     (16,084,257)     (19,308,520)
Change in unrealized gain (loss) on open            4,017,624        2,666,590
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury            (11,106)         (11,106)
      obligations
   Change in unrealized gain (loss) from U.S.        (46,832)         (41,478)
      Treasury obligations
Interest Income 			              183,181          389,671
Foreign exchange gain (loss) on margin deposits      (92,171)          130,476
				                 ------------    -------------
Total: Income 				         (12,033,561)     (16,174,367)

Expenses:
   Brokerage commissions 		              817,874        1,702,081
   Management fee 			               44,408           91,619
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0                0
   Administrative expense 	       	               96,659          194,339
					         ------------    -------------
Total: Expenses 		                      958,941        1,988,039
Net Income(Loss)			   $     (12,992,502)     (18,162,406)
for February, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (165,195.003    $     3,667,368    203,314,452    206,981,820
units) at January 31, 2018
Addition of 		 	              0        472,577        472,577
271.646 units on February 1, 2018
Redemption of 		 	              0    (1,809,486)    (1,809,486)
(1,595.342) units on  February 28, 2018*
Net Income (Loss)               $     (215,252)   (12,777,250)   (12,992,502)
for February, 2018
         			   -------------   -------------   -----------


Net Asset Value at February 28, 2018
(163,919.422 units inclusive
of 48.115 additional units) 	      3,452,116    189,200,293    192,652,409
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2018 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (6.36)% 	 (8.72)%  $    1,112.05	  140,122.628 $   155,823,207
Series 3     (6.01)% 	 (8.03)%  $    1,496.51	   20,263.105 $    30,323,877
Series 4     (5.87)% 	 (7.76)%  $    1,840.94	    3,533.689 $     6,505,325

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			March 13, 2018
Dear Investor:

Losses came from trading stock index and energy futures and, to a much lesser extent, from trading currency forwards and non-energy commodity futures. Meanwhile, trading of interest rate futures was fractionally profitable.
It is important to note that adhering to our disciplined systematic trading approach was crucial in containing the monthly loss in the wake of the sharp market dislocations that occurred from late January through February 9 when volatility spiked from 12% to 50%, global equity markets lost between 8-10%, crude prices plunged by about $7 per barrel, and government bond yields soared. Indeed, the monthly loss, while large, was reduced significantly from the intraday low on February 9 to the closing NAV on February 28, even considering some backsliding after Fed Chair Powell's Feb 27 Congressional testimony.

Equity markets, which had become overbought during the sharp price run-up in early 2018, were unsettled by worries that accelerating U.S. wages and inflation combined with increased fiscal deficit spending would prompt the Federal Reserve to raise interest rates faster and further than previously anticipated. Market participants sold equities, volatility spiked and certain investment strategies that use volatility, correlations and price momentum to adjust exposure added to the selloff as buyers withdrew. Prices fell sharply. Thereafter, investors, traders and speculators concluded that the selloff had gone too far since economic fundamentals worldwide remained strong. Renewed buying helped equity indices bounce back, and by month-end they had recovered about 50-75% of the prior losses, despite some slippage following Fed Chairman Powell's February 27 testimony. On balance, a short vix trade and long positions in Continental European, British, Canadian and Asian--especially Japanese and Chinese--equity futures had sustained losses. Trading of U.S. equity futures, which experienced the largest bounce back, were actually positive for the month.

Energy prices were volatile during February as the depressive impact from the shale revolution, the uplifting impact of the OPEC/non-OPEC production reduction agreement, and the varying impact of the fluctuating dollar interacted. Brent crude, for example, fell from nearly $70 per barrel on Feb 1 to $62.60 on Feb 12 before recovering to $67.50 on the 26th and then back down to $65.78 on the 28th. In this environment, long positions in Brent crude, WTI crude, RBOB gasoline, heating oil and London gas oil posted losses.

Interest rates were mixed during February. In the U.S., evidence of rising wages and inflation combined with expectations for official rate increases pushed rates up and bond prices down. Consequently, short positions in U.S. bond futures and in short-term Eurodollar futures were profitable. Meanwhile, in Japan, the reappointment of Hiroki Kuroda to a second term as Bank of Japan Governor underpinned demand for JGB's and a long futures trade was profitable. Long positions in Italian, French, Australian and Canadian bond futures were also slightly profitable.

Foreign exchange rates were volatile and currency trading was marginally unprofitable. Short dollar positions against the currencies of India, Brazil, Canada, Russia, Sweden and the euro were unprofitable, as was a long dollar/short yen trade. Meanwhile, long dollar trades versus the pound sterling and Swiss franc, and a long euro/short Swedish krona trade provided partially offsetting profits.

Drought concerns in Argentina and the U.S. pushed grain prices higher despite the persistence of large inventories. As a result, losses on short wheat and corn positions outweighed the gain from a long soybean meal trade. Trading of livestock and soft commodity futures were nearly flat.

Metal trading was marginally profitable as gains from trading precious metals outpaced small losses from trading industrial metals.



   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman